UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13G
                                  (RULE 13D-102)

                        INFORMATION STATEMENT PURSUANT TO
                      RULES 13D-1(b) AND (c) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13D-2(b)
                                (AMENDMENT NO. )*



                        CONTINENTAL MATERIALS CORPORATION
                                 (Name of Issuer)


                                   COMMON STOCK
                          (Title of Class of Securities)


                                    211615208
                                  (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO.   211615208                     13G                  PAGE 2 OF 4 PAGES



1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NEW YORK LIFE TRUST COMPANY               EIN # 13-3808042

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [  ]
                                                                        (b) [  ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK, NEW YORK

NUMBER OF               5.    SOLE VOTING POWER                           61,608
SHARES
BENEFICIALLY            6.    SHARED VOTING POWER                              0
OWNED BY
EACH                    7.    SOLE DISPOSITIVE POWER                      61,608
REPORTING
PERSON                  8.    SHARED DISPOSITIVE POWER                         0
WITH

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                    61,608

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES* [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                       5.6%

12.   TYPE OF REPORTING PERSON*

            BK

                       *SEE INSTRUCTIONS BEFORE FILLING OUT



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CUSIP NO.   211615208                     13G                  PAGE 3 OF 4 PAGES


Item 1(a)   Name of Issuer:   CONTINENTAL MATERIALS CORPORATION

Item 1(b)   Address of Issuer's principal executive offices:

            225 WEST WACKER DRIVE
            SUITE 1800
            CHICAGO, ILLINOIS 60606

Item 2(a)   Name of person filing:    NEW YORK LIFE TRUST COMPANY

Item 2(b)   Address of principal business office:

            51 MADISON AVENUE, ROOM 117A
            NEW YORK, NY  10010

Item 2(c)   Citizenship:  SEE ITEM 4 OF COVER PAGE

Item 2(d)   Title of class of securities:  SEE COVER PAGE

Item 2(e)   Cusip No.:  SEE COVER PAGE

Item 3(b)   Type of Person:    SEE ITEM 12 OF COVER PAGE

Item 4(a) Amount beneficially owned: New York Life Trust Company, in its capacity as trustee of the Continental Materials Corporation Employees' Profit Sharing Retirement Plan, may be deemed the beneficial owner of 61,608 shares of common stock of the issuer which are owned by the Plan on behalf of numerous participants.

Item 4(b)   Percentage of class:    5.6%

Item 4(c)   For  information   regarding  voting  and   dispositive  power  with
            respect to the above listed shares see items 5-8 of Cover Page.

Item 5      Ownership of 5 percent or less of a class:   NOT APPLICABLE

Item 6      Ownership  of more than 5 percent  on behalf of  another  person:
            Shares as to which this schedule is filed are owned by Continental Materials Corporation Employees' Profit Sharing Retirement Plan on behalf of numerous participants, which participants receive dividends and the proceeds for the sale of such shares. No such participant is known to have such an interest with respect to more than 5% of the class except as follows: NONE



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CUSIP NO.   211615208                      13G                 PAGE 4 OF 4 PAGES


Item 7 Identification and classification of members of the subsidiary which acquired the security being reported on by the parent holding
            company:        NOT APPLICABLE

Item 8      Identification and classification of members of the
            group:    NOT APPLICABLE

Item 9      Notice of dissolution of the group:   NOT APPLICABLE

Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                     SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Dated: February 5, 1998


                                           /S/   WILLIAM V. ZALESKI
                                           ----------------------------------
                                           Name:   William V. Zaleski
                                           Title:  President